Exhibit 99.2

FOR IMMEDIATE RELEASE

BioLineRx Announces Underwritten Public Offering
of up to $21 Million of its American Depositary Shares

Jerusalem, March 3, 2014 - BioLineRx (NASDAQ: BLRX; TASE: BLRX), a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, today announced that it has commenced an underwritten public offering up to $21 million of its American Depositary Shares (“ADSs”), each representing ten (10) of its Ordinary Shares. All of the ADSs in the offering are to be sold by BioLineRx.

Roth Capital Partners is acting as sole book-running manager for the offering. Maxim Group LLC is acting as co-manager.  BioLineRx intends to grant the underwriters a 30-day option to purchase up to an additional 15 percent of the amount sold to cover over-allotments, if any. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The shares will be issued pursuant to a shelf registration statement that was previously filed with, and declared effective by, the Securities and Exchange Commission (SEC). A preliminary prospectus supplement related to the offering has been filed with the SEC and is available on the SEC's website located at www.sec.gov. A final prospectus supplement related to the offering will be filed with the SEC.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer, if at all, will be made only by means of a prospectus supplement and accompanying prospectus forming a part of the effective registration statement, copies of which may be obtained, when available, from Roth Capital Partners, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147.

About BioLineRx

BioLineRx is a publicly-traded, clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s current portfolio consists of a variety of clinical and pre-clinical projects, including: BL-1040 for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Bellerophon BCM (f/k/a Ikaria) and is in the midst of a pivotal CE-Mark registration trial; BL-8040 for treating acute myeloid leukemia (AML) and other hematological indications, which is in the midst of a Phase 2 study; BL-7010 for celiac disease, which is in the midst of a Phase 1/2 study; and BL-5010 for non-surgical removal of skin lesions, which is expected to commence a pivotal CE-mark registration trial in the first half of 2014.

For more information on BioLineRx, please visit www.biolinerx.com or download the investor relations mobile device app, which allows users access to the Company’s ‘SEC documents, press releases, and events. BioLineRx’s’ IR app is available on the iTunes App Store as well as the Google Play Store.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2013. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:

Tiberend Strategic Advisors, Inc.
Joshua Drumm, Ph.D.
jdrumm@tiberend.com
+1-212-375-2664

Andrew Mielach
amielach@tiberend.com
+1-212-375-2694

Or

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipihai5@gmail.com